April 21, 2022

VIA EDGAR

April 21, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Davis, Tim Buchmiller

Re:	Clarus Therapeutics Holdings, Inc.
Registration Statement on Form S-1
Filed April 11, 2022
File No. 333-264231

Dear Mr. Davis and Mr. Buchmiller:

Clarus Therapeutics Holdings, Inc. (the “Company,” “we” or “us”) is submitting this letter in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to our Registration Statement on Form S-1 (the “Registration Statement”) initially filed on April 11, 2022 as set forth in the Staff’s letter dated April 20, 2022 to Robert E. Dudley, Chief Executive Officer (the “Comment Letter”). The Company is concurrently submitting an Amended Registration Statement (the “Amended Registration Statement”), including changes in response to the Staff’s comments.

For ease of reference, we have organized the responses below in the same manner in which the Commission’s comments were organized and, unless otherwise indicated, all page references in the recitations of the Staff’s comments refer to the Registration Statement and page references in the Company’s response refer to the Amended Registration Statement as marked.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Mr. Davis

Mr. Buchmiller

Securities and Exchange Commission

April 21, 2022

Registration Statement on Form S-1 filed April 11, 2022

Cover Page

1.	We note the following disclosure on page 6:

•

The institutional accredited investor from the Private Placement has indicated an intent to participate in this offering for up to $10.0 million. Subject to such participation, we intend to amend the PIPE Common Warrants to acquire 1,320,968 shares of Common Stock issued to such investor at the PIPE Closing concurrent with the closing of this offering, to reduce the exercise price to $             , the public offering price per Unit in this offering, and to seek stockholder approval to reduce the exercise price to $            , of the remaining PIPE Common Warrants to acquire 1,703,226 shares of Common Stock issued to such investor at the PIPE Closing.

Please disclose this arrangement on the prospectus cover page and identify the investor. Please also disclose the original exercise price of the PIPE Common Warrants and quantify the difference in proceeds to you if all of the PIPE Common Warrants held by the investor are exercised at the lowered exercise price as compared to the original exercise price.

Response to Comment No. 1: The Company respectfully advises the Staff that the institutional accredited investor withdrew its non-binding indication of interest to participate in the proposed offering. Accordingly, the Company has removed the disclosure regarding the non-binding indication of interest from page 6 of the Amended Registration Statement and further advises the Staff that there is no intent to amend the PIPE Common Warrants. Accordingly, the PIPE Common Warrants to acquire 1,320,968 shares are no longer being amended and there is no longer any need to seek stockholder approval under Nasdaq listing rule 5635(d) with respect to the proposed amendment of PIPE Common Warrants to acquire 1,703,226 shares.

By way of background, and to address questions in the comments below, the Company respectfully advises the Staff that, as disclosed in the Amended Registration Statement, pursuant to a Securities Purchase Agreement dated December 3, 2021, it issued and sold an aggregate of (i) 2,300,000 PIPE Shares, (ii) 724,194 PIPE Pre-Funded Warrants and (iii) 3,024,194 PIPE Common Warrants to an institutional accredited investor at a purchase price of $4.96 per PIPE Share and accompanying PIPE Common Warrant or ($4.96 less $0.00001 per PIPE Pre-Funded Warrant and accompanying PIPE Common Warrant). Although the closing price per share of its Common Stock on the Nasdaq Global Market immediately prior to the entry into the Securities Purchase Agreement was $4.96, because the purchase price did not attribute additional value to the accompanying PIPE Common Warrants, such issuance was considered a discounted issuance for purposes of Nasdaq Listing Rule 5635(d), and the aggregate 6,048,388 shares of Common Stock issued or issuable in such transaction would have exceeded 20% of the pre-transaction outstanding Common Stock (21,725,817 shares). To comply with Nasdaq Listing Rule 5635(d), the PIPE Common Warrants were structured so as to not be exercisable until six months after issuance and had an exercise price of $5.25 per share (e.g., not less than the “Minimum Price” for Nasdaq purposes). On these terms, the PIPE Common Warrants did not count towards the 20% cap, and accordingly, the Company did not violate Nasdaq Listing Rule 5635(d) (which requires stockholder approval prior to engaging in a “20% Issuance” at a price less than the “Minimum Price”). Because the Company did not issue up to the maximum 20% permissible under 5635(d), the Company could amend the terms of PIPE Common Warrants to acquire up to 1,320,968 shares (or engage in a different discounted issuance with respect to 1,320,968 shares of Common Stock) without stockholder approval under Nasdaq Listing Rule 5635(d). However, stockholder approval would be required under such rule to amend the remaining PIPE Common Warrants to acquire 1,703,226 shares of Common Stock (or undertake a different securities issuance that when aggregated with the prior issuances, would represent a “20% Issuance” at less than the “Minimum Price”).

Mr. Davis

Mr. Buchmiller

Securities and Exchange Commission

April 21, 2022

2.

Please clarify if your intent to amend the PIPE Common Warrants to reduce the exercise price to acquire the 1,320,968 shares of Common Stock issuable to the accredited institutional investor is conditioned upon the participation by such investor for the full $10 million in this offering or if the number of the PIPE Common Warrants that would be amended would be proportionate to the amount of such investor’s participation in this offering or otherwise. If there is a minimum amount of the investor’s participation in this offering that would trigger the reduction in exercise price of the full 1,320,968 shares of Common Stock underlying the PIPE Common Warrants issued to such investor, please disclose the minimum amount of the investor’s participation.

Response to Comment No. 2: The Company respectfully directs the Staff’s attention to the response to Comment No. 1 and in light thereof, does not believe that additional disclosure is necessary.

The Offering Participation by Private Placement Investor, page 6

3.

Please include all non-430A information in a pre-effective amendment. For example, disclose the reduced exercise price for the remaining PIPE Common Warrants to acquire 1,703,226 shares of Common Stock for which you will seek stockholder approval or disclose how such reduced exercise price will be calculated.

Response to Comment No. 3: The Company respectfully advises the Staff that it has revised the Amended Registration Statement to include all non-430A information. The Company further directs the Staff’s attention to Comment No. 1, and in light thereof, does not believe that additional disclosure is necessary, but nevertheless respectfully advises the Staff that as disclosed in the initial Registration Statement, the potential reduced exercise price was intended to be equal to the public offering price per Unit.

Certain Relationships and Related Party Transactions, page 116

4.

Please tell us whether the investor from the Private Placement that may participate in this offering is a Related Person for purposes of your written related person transaction policy. If the investor is a Related Person, please include appropriate disclosure in this section about such investor’s potential participation in this offering and the arrangements to lower the exercise price of their PIPE Common Warrants. If appropriate, please disclose if the audit committee of the board has reviewed these arrangements as related party transactions and whether it has approved such transactions in accordance with your written related person transaction policy.

Response to Comment No. 4.: The Company respectfully directs the Staff’s attention to the response to Comment No. 1 and in light thereof, does not believe that additional disclosure is necessary in the Related Party Transactions section.

General

5.

Based on your disclosure, it appears that the reduction in the exercise price of the PIPE Common Warrants held by the institutional accredited investor from the Private Placement is contingent upon such investor’s participation in your public offering. Please provide us with your analysis as to whether this arrangement is a privately negotiated arrangement with the investor in the Private Placement, and, if so, whether that impacts your eligibility to offer registered shares to such investor as part of the public offering.

Mr. Davis

Mr. Buchmiller

Securities and Exchange Commission

April 21, 2022

Response to Comment No. 5. The Company respectfully directs the Staff’s attention to the response to Comment No. 1, and accordingly, there is no intent to offer registered shares to such investor as part of the public offering. Nevertheless, the Company respectfully submits to the Staff that it does not believe that a discussion with an institutional accredited investor regarding the potential amendment of a term of its securities (reduction in exercise price) from a completed private offering should impact its eligibility to offer registered shares to such investor through the underwriters as part of a public offering.

The Company respectfully submits to the Staff that such discussions regarding potential modification did not and do not constitute the offer and sale of a new security, but were merely non-binding indications of intent. Moreover, even if the Staff were to consider such discussions to be a private offering of new warrants to such institutional accredited investor, the Company respectfully submits that Rule 152 provides such purported “offer and sale” would not have been integrated with the proposed registered offering, as the Company believes that the proposed registered offering complies with the requirements of the Securities Act of 1933, as amended (the “Act”), and there would be an available exemption under the Act for a concurrent private placement to this particular institutional accredited investor.

Lastly, the Company believes that the discussions with the institutional accredited investor are properly viewed as permissible testing the waters communications under Rule 163B of the Act. As such, any such discussions should not in any way taint the Company’s ability to conduct a public offering.

6.

Please tell us whether you intend to file a current report on Form 8-K disclosing the arrangements with the institutional accredited investor from the PIPE Placement so that these potential arrangements would be disclosed to the holders of your common stock and Public Warrants in an Exchange Act filing.

Response to Comment No. 6: The Company respectfully directs the Staff’s attention to the response to Comment No. 1. Nevertheless, the Company advises the Staff that it believes it would have filed a Form 8-K to disclose the amendment in an Exchange Act filing.

7.	Please tell us if you intend to amend any resale registration statements related to the resale of the shares underlying the PIPE Common Warrants.

Response to Comment No. 7: The Company respectfully directs the Staff’s attention to the response to Comment No. 1. Nevertheless, the Company advises the Staff that it believes it would have filed a prospectus supplement to the effective resale registration statement covering the shares underlying the warrants to include the disclosures from the Form 8-K discussed in the response to Comment No. 6.

8.	With a view towards revised disclosure, please tell us why you plan to seek stockholder approval to reduce the exercise price of some of the PIPE Common Warrants and not others.

Response to Comment No. 8: The Company respectfully directs the Staff’s attention to the response to Comment No. 1.

* * * * *

Mr. Davis

Mr. Buchmiller

Securities and Exchange Commission

April 21, 2022

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (847) 562-4307 or by email at RDudley@clarustherapeutics.com.

Sincerely,

Robert E. Dudley

cc:

Richard Peterson, Chief Financial Officer, Clarus Therapeutics Holdings, Inc.

Marianne Sarrazin, Esq., Goodwin Procter LLP

Mitchell Bloom, Esq. Goodwin Procter LLP